April 17, 2025

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

        Re: Robot Consulting Co., Ltd.
            Amendment No. 5 to Registration Statement on Form F-1
            Filed April 14, 2025
            File No. 333-284875
Dear Amit Takur:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1
Exhibit Index
Consent of Grassi & Co., CPAs, P.C., page II-4

1. Please have your auditor consent to the inclusion of their report in the most recently filed amendment to this registration statement.
2. Please include in your Exhibit Index a reference to Exhibit 99.2, "Request for Waiver and Representation under Item 8.A.4 of Form 20-F."
 April 17, 2025
Page 2

      Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at
202-551-3574 or Larry Spirgel at 202-551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ying Li